

FOR IMMEDIATE RELEASE

Contact: Bobbie Volman
MMR Information Systems, Inc.
(310) 476-7002, x2005
bvolman@mmrmail.com

**CHARTIS ENTERS INTO STRATEGIC ALLIANCE WITH
MMR INFORMATION SYSTEMS, INC. TO PROVIDE ELECTRONIC
PERSONAL HEALTH RECORDS TO POLICYHOLDERS WORLDWIDE**

LOS ANGELES, CA (March 30, 2010) - MMR Information Systems, Inc. (MMRF.ob) ("MMR") announced today that Chartis will provide MMR's secure online Personal Health Record (PHR) to Chartis policyholders worldwide. The program, designed to be an integrated benefit to policyholders, will be introduced through local Chartis insurance companies throughout the world.

The PHR will be powered by MMR Information Systems, incorporating its MyMedicalRecords patented technologies and will initially be available in English, Spanish, German, French, Italian, Japanese and Chinese.

"In addition to storing medical records, the PHR will also include a virtual MyESafe deposit box for the storage of other important documents, such as insurance policies, passports, deeds of trust, wills and advance directives, in a secure, encrypted Web-based application that can be accessed anytime from anywhere in the world. For additional information, visit www.mymedicalrecordsonline.com/videos.

An important feature of the PHR is MMR's integrated unique patented Emergency Login, which MMR introduced as a safety net for travelers and as an emergency-preparedness tool given the impact of natural disasters around the world. The Emergency Login allows for medical personnel to access potentially life-saving information, such as blood type, allergies and prescription medications, pre-selected by the user in the event of an emergency for any family member from wherever they are in the world. All other information that is not authorized for emergency viewing is securely maintained in the user's password-protected account and data that is deemed extremely sensitive can be kept in virtual lockboxes secured by secondary passwords.

"Chartis is excited to be able to offer its policyholders a personal health record, as well as a way to easily secure other critical personal documents, and make them all available to our policyholders around the clock and from anywhere in the world," said Jeffery Kestenbaum, President, Chartis Consumer Lines.

"We are proud to have created this potentially life-saving service and to be working on a worldwide launch of PHRs with Chartis. This is an especially gratifying time to be in our industry when the world is spending hundreds of billions of dollars on health information technologies," said Robert H. Lorsch, Chairman and CEO, MMR Information Systems, Inc.

MMR Information Systems, Inc. is headquartered in Los Angeles, California. In addition to providing consumer-controlled Personal Health Records (www.mymedicalrecords.com) and electronic safe deposit box storage solutions (www.myesafedepositbox.com), the company's suite of products includes MMRPro, an end-to-end electronic document management solution for physicians (www.mymedicalrecordsmd.com) which features an integrated patient portal (www.mmrpatientview.com).

CHARTIS INTERNATIONAL, INC.

Chartis is a world leading property-casualty and general insurance organization serving more than 40 million clients in over 160 countries and jurisdictions. With a 90-year history, one of the industry's most extensive ranges of products and services, deep claims expertise and excellent financial strength, Chartis enables its commercial and personal insurance clients alike to manage virtually any risk with confidence. Chartis is the marketing name for the worldwide property-casualty and general insurance operations of Chartis Inc. For additional information, please visit the Chartis website at http://www.chartisinsurance.com.

MMR INFORMATION SYSTEMS, INC.

MMR Information Systems, Inc., through its wholly-owned operating subsidiary, MyMedicalRecords, Inc., provides secure and easy-to-use online Personal Health Records and electronic safe deposit box storage solutions, serving consumers, healthcare professionals, employers, insurance companies, unions and professional organizations and affinity groups. MyMedicalRecords enables individuals and families to access their medical records and other important documents, such as birth certificates, passports, insurance policies and wills anytime from anywhere using the Internet. The MyMedicalRecords Personal Health Record is built on proprietary, patented technologies to allow documents, images and voicemail messages to be transmitted and stored in the system using a variety of methods, including fax, phone, or file upload without relying on any specific electronic medical record platform to populate a user's account. The Company's professional offering, MMRPro, is designed to give physicians' offices an easy and cost-effective solution to digitizing paper-based medical records and sharing them with patients in real time. MMR is an Independent Software Vendor Partner with Kodak to deliver an integrated turnkey EMR solution for small to mid-size physician practices. MMR is also an integrated service provider on Google Health. MMR's Board of Advisors includes Dr. Buzz Aldrin, Apollo 11 Astronaut, Hector V. Barreto, former Administrator of the U.S. Small Business Administration, Richard A. "Dick" Gephardt, former U.S. Congressman who served as both Majority Leader and Minority Leader of the U.S. House of Representatives, Asa Hutchinson, former U.S. Congressman and First Under Secretary of Homeland Security, and "Sugar" Ray Leonard, professional athlete and entrepreneur. For more information about the Company and its products, visit www.mymedicalrecords.com and view our video demonstrations at www.mymedicalrecordsonline.com/videos.

Forward-Looking Statements

Any statements contained in this press release that refer to future events or other non-historical matters are forward-looking statements. MMR Information Systems, Inc. and Chartis International disclaim any intent or obligation to update any forward-looking statements. These forward-looking statements are based on the reasonable expectations of both parties as of the date of this press release and are subject to risks and uncertainties that could cause actual results to differ materially from current expectations. The information discussed in this release is subject to various risks and uncertainties related to changes in MMR Information Systems, Inc.'s relationship with Chartis International, the parties' business prospects, results of operations or financial condition, international government regulations and such other risks and uncertainties as detailed from time to time in MMR Information Systems, Inc.'s and Chartis International's public filings with the U.S. Securities and Exchange Commission.

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